Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

For All American and American Eagle Managers

Subject: American to File Plan of Reorganization

Summary

Today AMR will file its Plan of Reorganization and accompanying Disclosure Statement with the Bankruptcy Court, marking a significant day in our restructuring process. After extensive work to evaluate every aspect of our business and position our airline to be as competitive as possible, American is on the verge of completing one of the most successful restructurings in U.S. commercial aviation history.

In addition, today AMR filed a Form S-4 registration statement with the Securities and Exchange Commission. Contained in the filing is the preliminary proxy statement of US Airways for its 2013 annual meeting, at which its stockholders will vote on the planned merger of AMR and US Airways. Immediately after the merger, AMR will be renamed American Airlines Group Inc. (AAG). The Form S-4 registration statement also includes AMR’s registration statement for the AAG common stock that will be issued to US Airways stockholders at the closing of the merger. This lengthy document contains detailed information about the proposed merger for US Airways stockholders, and the filing of this document is a required stepping stone in completing the merger process.

While approvals still need to be obtained for both our restructuring and the proposed merger, we are well on our way to making the new American a reality.

Plan of Reorganization

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American’s Plan of Reorganization, also known as the POR or “the Plan,” will outline the process by which AMR will satisfy the claims of its creditors and reduce or restructure its outstanding obligations. It will be accompanied by a Disclosure Statement that explains our business plans and allows our stakeholders to decide whether to vote to accept this Plan of Reorganization.

•	This is another positive development for AMR, and will set in motion a series of approvals that are part of the Bankruptcy Court process to exit from Chapter 11:
¡	Once the Disclosure Statement is filed today with the Bankruptcy Court, we will be asking the Bankruptcy Court to consider approval of our Disclosure Statement at a hearing set for May 30, 2013.
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If the Bankruptcy Court approves our Disclosure Statement at or soon after that hearing, we’ll be sending out our Disclosure Statement and Plan to holders of claims or equity interests in the Debtors who are entitled to vote on the Plan under the Bankruptcy Code.

¡	We will be asking the Bankruptcy Court to set a hearing to consider confirmation of our Plan for August 15, 2013.

•	Even though the Plan will be filed today, it may be amended or modified as we move towards Bankruptcy Court confirmation of it.

S-4 Proxy/Prospectus Filing

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As part of the merger process for a publicly-traded company, US Airways is required to file a preliminary proxy statement with the Securities and Exchange Commission, outlining details of our proposed merger, and asking its stockholders to approve the merger agreement. US Airways’ preliminary proxy statement, which is included in the Form S-4, also includes proposals regarding certain other matters to be considered at its 2013 annual meeting of stockholders.

•	AMR is also required to provide information about AMR and the combined company to the US Airways stockholders in its prospectus, which is also included in the Form S-4 registration statement.

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The Form S-4 provides an explanation of the reasons that the boards of directors of AMR and US Airways approved our proposed merger, including expected cost and revenue synergies and the benefits of an expanded network.

•	The Form S-4 and proxy statement also include compensation information for named executive officers of both American Airlines and US Airways for 2012.

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US Airways stockholders will be provided the proxy statement/prospectus to review and will be asked to vote their shares to approve the merger and adopt the merger agreement at the US Airways 2013 annual meeting.

•	The US Airways 2013 annual meeting will be held this summer.

Resources

•	Get answers to questions you may have on the Plan of Reorganization, Disclosure Statement and Form S-4 in the Merger space on new Jetnet.
•	Go to the Jetnet Restructuring Resource Center for more information about restructuring.

Subject Matter Expert: Mike Trevino, Communications, michael.trevino@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange

Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 15, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 15, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.